Exhibit 21.1

List of Subsidiaries

Name	State of Incorporation/Organization	% of Ownership
TDH HK Limited	Hong Kong	100%
TDH Foods Limited	Hong Kong	100%
Qingdao Tiandihui Foodstuffs Co., Ltd.	PRC	100%
Beijing Chongai Jiujui Cultural Communication Co., Ltd.	PRC	100%
TDH Group BVBA	Belgium	100%
TDH Income Corporation	Nevada	100%
Qingdao Tiandihui Pet Foodstuffs Co., Ltd	PRC	100%
Qingdao Tiandihui Foodstuffs Sales Co., Ltd	PRC	100%
Ruby21Noland LLC	Missouri	100%
Far Ling’s Inc.	Missouri	51%
Bo Ling’s Chinese Restaurnat, Inc.	Kansas	100%
Beijing Wenxin Company., Ltd.	PRC	100%
Qingdao Chihong Information Consulting Co., Ltd.	PRC	100%